Exhibit 99.2

Nomad Foods Announces Successful Repricing of Existing Senior Secured Term Loan

Woking, England – April 29, 2024—Nomad Foods Limited (“Nomad Foods” or the “Company”) today announced that it has repriced its existing USD denominated Term Loan B of USD 693 million principal (the “Term Loan”). The closing of the repricing of the Term Loan is expected to occur on or before May 7, 2024, subject to customary closing conditions. Following the closing, the margin on the Term Loan will be reduced by 50 basis points to SOFR + 250 basis points, which is expected to result in approximately USD 3.5 million of annual cash savings. There are no changes to the maturity of the Term Loan as a result of this repricing.

Samy Zekhout, Nomad Foods’ Chief Financial Officer, stated “The successful execution of this attractive transaction underscores our lenders’ increasing confidence in our strong operating performance and attractive outlook as we continue to execute our growth strategy. The cash interest savings from the repricing will further enhance our financial flexibility and support our continued growth initiatives.”

“We are pleased with the results of the repricing, building upon the successful repricing of our EUR denominated Term Loan in February,” said Noam Gottesman, Nomad Foods’ Co-Chairman and Founder. “This latest transaction underscores our financial strength and our proactive financial management as we are well-positioned to pursue our strategic objectives and deliver attractive financial returns.”

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Amit Sharma, Head of Investor Relations
amit.sharma@nomadfoods.com

Forward-Looking Statements

This press release contains ''forward-looking statements'' that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” ''believes'', ''estimates'', ''anticipates'', ''expects'', ''intends'', “hopes”, ''may'', ''would'', ''should'', “could”, ''will'', ''plans'', ''predicts'' and ''potential'', as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this press release include, but are not limited to, expectations regarding the Company’s (i) ability to consummate the refinancing of its existing USD denominated Term Loan B and the expected terms thereof, (ii) ability to achieve its strategic objectives and deliver attractive returns, and (iii) annual cash savings. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.
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